UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            RAND CAPITAL CORPORATION
                ------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                     752185
                        --------------------------------
                                 (CUSIP Number)


                                September 8, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  ___  Rule 13d-1(b)

                   X   Rule 13d-1(c)
                  ---
                  ___  Rule 13d-1(d)

          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752185
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         1.       Names of Reporting Persons.  Colmac Holdings Limited
                  IRS Identification Nos. of above persons (entities only).
                                                  ###-##-####
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         2.       Check  the  appropriate  box  if  a  member  of a  Group  (See
                  Instructions).

                  (a)...................................................

                  (b)...................................................
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         3.       SEC Use Only..........................................

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         4.       Citizenship or Place of Organization  Ontario, Canada

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Number of         5.  Sole Voting Power --  -0-
Shares Bene-   ________________________________________________________________
ficially
Owned by          6.  Shared Voting Power -- 600,000
Each Reporting ________________________________________________________________
Person With:
                  7.  Sole Dispositive Power -- -0-
               ________________________________________________________________

                  8.  Shared Dispositive Power --  600,000
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         9. Aggregate Amount Beneficially Owned by Each Reporting Person -- 600,000

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _________________

         11.      Percent of Class Represented by Amount in Row (11) --
                  10.5%
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         12.      Type of Reporting Person (See Instructions) -- CO
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................

Item 1.

         (a)      Name of Issuer - Rand Capital Corporation

         (b) Address of Issuer's Principal Executive Offices - 2200 Rand Building, Buffalo, New York 14203

Item 2.

         (a)      Name of Person Filing - Colmac Holdings Limited

         (b)      Address of Principal Business Office or, if none,
                  Residence -
                  45 St. Clair Avenue West, Suite 902, Toronto, Ontario, Canada M4V 1K9

         (c)      Citizenship/Place of Organization - Ontario, Canada

         (d) Title of Class of Securities - Common Stock, $.10 par value

         (e)      CUSIP Number - 752185

Item 3.           If this statement is filed pursuant to Section 240.13d-1(b) or
                  Section 240.13d-2(b) or (c), check whether the person filing is a:

          (a)  __   Broker or dealer  registered under section 15 of the Act (15
                    U.S.C. 78o).

          (b)  __   Bank as  defined  in  section  3(a)(6) of the Act (15 U.S.C.
                    78c).

          (c)  __   Insurance  company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

          (d)  __   Investment   company  registered  under  section  8  of  the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)  __   An    investment    advisor   in  accordance  with Section
                    240.13d-1(b)(1)(ii)(E);

          (f)  __   An employee  benefit  plan or endowment  fund in  accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g)  __   A parent  holding  company or control  person in  accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h)  __   A savings  association  as defined  in  Section  3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)  __   A church plan that is  excluded  from the  definition  of an investment  company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  __   Group, in accordance with Section 240.13d- 1(b)(1)(ii)(J).


Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)        Amount beneficially owned: 600,000
                                               -------
         (b)        Percent of class:  10.5%
                                       -----
         (c)        Number of shares as to which the person has:

                         (i)  Sole power to vote or to direct the vote -0-
                                                                       ---
                        (ii) Shared power to vote or to direct the vote 600,000
                                                                        -------
                         (iii)Sole power to dispose or to direct the disposition
                              of -0-
                                 ---
                         (iv) Shared power to dispose or to direct the
                              disposition of 600,000
                                             -------

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

Item 5.  Ownership of Five Percent of Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .


Instruction. Dissolution of a group requires a response to this item.


Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
         Holding Company

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         If a group has filed this schedule pursuant to Section 240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not Applicable.


Item 10.  Certification

         (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

         Not Applicable.

         (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               9/11/98
                                               -------
                                                Date

                                          COLMAC HOLDINGS LIMITED


                                          By: /S/ WILLIS S. MCLEESE
                                              Willis S. McLeese, President

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper formate shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties for whom copies are to be sent.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)